Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2016

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	First Quarter of Fiscal Year 2017 Highlights	2
3.	Operating Performance	3
4.	First Quarter Fiscal Year 2017 Financial Results	9
5.	Liquidity and Capital Resources	11
6.	Financial Instruments and Related Risks	13
7.	Off-Balance Sheet Arrangements	15
8.	Transactions with Related Parties	15
9.	Alternative Performance (Non-IFRS) Measures	16
10.	Critical Accounting Policies and Estimates	20
11.	New Accounting Standards	21
12.	Other MD&A Requirements	22
13.	Outstanding Share Data	22
14.	Risks and Uncertainties	22
15.	Disclosure Controls and Procedures	23
16.	Changes in Internal Control over Financial Reporting	23
17.	Directors and Officers	24
Forward Looking Statements		24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2016 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2016, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2016. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of August 10, 2016 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc project in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange.

2.	First Quarter of Fiscal Year 2017 Highlights

  Net income attributable to equity shareholders of $4.7 million, or $0.03 per share compared with net earnings attributable to equity shareholders of $2.3 million or $0.01 per share in the prior year period;

  Silver, lead and zinc sales up 20%, 12%, and 15%, respectively, from the prior year period, to 1.6 million ounces silver, 16.7 million pounds lead, and 5.2 million pounds zinc;

  Sales of $35.3 million, up 9% from the prior year period despite a 3%, 13%, and 17% decline in the average selling price of silver, lead and zinc from prior year period ;

  A 23%, 21%, and 22% increase in the head grades of silver, lead, and zinc;

  Gross margin improved to 45% from 36% in the prior year period;

  Cash flows from operations of $20.2 million, up 52% from the prior year period;

  Cash production cost per tonne1 of $61.65 compared with $71.01 in the prior year period;

  Cash cost per ounce of silver1 , net of by-product credits, of $0.08, compared to $1.39 in the prior year period;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, of $7.06, compared to $10.94 in the prior year quarter; and

  Ended the period with $73.4 million in cash and short term investments.

____________________
1 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2016:

	Three months ended June 30, 2016
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	173,508	64,349	237,857
Ore Milled (tonne)	167,747	63,587	231,334

+ Mining cost per tonne of ore mined ($)	78.64	41.91	68.70
Cash mining cost per tonne of ore mined ($)	52.33	33.50	47.24
Non cash mining cost per tonne of ore mined ($)	26.30	8.41	21.46

+ Unit shipping costs($)	3.87	-	2.82

+ Milling cost per tonne of ore milled ($)	12.25	18.81	14.05
Cash milling cost per tonne of ore milled ($)	10.07	15.60	11.59
Non cash milling cost per tonne of ore milled ($)	2.18	3.21	2.46

+ Average Production Cost
Silver ($ per ounce)	6.66	8.19	7.04
Gold ($ per ounce)	496	-	536
Lead ($ per pound)	0.32	0.50	0.35
Zinc ($ per pound)	0.30	0.46	0.31
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	2.96	4.60	3.11
+ Total cash cost per ounce of Silver ($)	0.12	(0.28)	0.08

+ All-in sustaining cost per ounce of Silver ($)	5.80	4.76	7.06
+ All-in cost per ounce of Silver ($)	7.34	5.10	8.48

Recovery Rates
Silver (%)	95.7	76.8	93.6
Lead (%)	96.4	86.9	95.3
Zinc (%)	48.4	85.8	67.5

Head Grades
Silver (gram/tonne)	308	99	251
Lead (%)	4.4	1.5	3.6
Zinc (%)	1.1	2.9	1.6

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,490	149	1,639
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	14,861	1,860	16,721
Zinc (in thousands of pounds)	1,820	3,407	5,227

Metal Sales
Silver (in thousands of $)	19,366	1,471	20,837
Gold (in thousands of $)	872	-	872
Lead (in thousands of $)	9,381	1,112	10,493
Zinc (in thousands of $)	1,053	1,906	2,959
Other (in thousands of $)	-	110	110
	30,672	4,599	35,271
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.00	9.87	12.71
Gold ($ per ounce)	968.89	-	968.89
Lead ($ per pound)	0.63	0.60	0.63
Zinc ($ per pound)	0.58	0.56	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.7% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation
+ Figures may not add due to rounding

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2015:

		Three months ended June 30, 2015
		Ying Mining
		District[1]	GC2	Consolidated
Production Data
	Mine Data
	Ore Mined (tonne)	167,107	66,727	233,834
	Ore Milled (tonne)	160,277	66,679	226,956

+	Mining cost per tonne of ore mined ($)	75.00	56.83	69.81
	Cash mining cost per tonne of ore mined ($)	56.65	48.74	54.39
	Non cash mining cost per tonne of ore mined ($)	18.35	8.09	15.42

+	Unit shipping costs($)	4.05	-	2.89

+	Milling cost per tonne of ore milled ($)	15.40	17.83	16.12
	Cash milling cost per tonne of ore milled ($)	12.98	15.52	13.73
	Non cash milling cost per tonne of ore milled ($)	2.42	2.31	2.39

+	Average Production Cost
	Silver ($ per ounce)	7.83	9.86	8.42
	Gold ($ per ounce)	492	751	526
	Lead ($ per pound)	0.42	0.65	0.45
	Zinc ($ per pound)	0.40	0.63	0.43
	Other ($ per pound)	-	0.01	0.01

+	Total production cost per ounce of Silver ($)	4.22	7.97	4.71
+	Total cash cost per ounce of Silver ($)	1.03	3.80	1.39

+	All-in sustaining cost per ounce of Silver ($)	9.18	9.13	10.94
+	All-in cost per ounce of Silver ($)	9.71	9.24	11.42

	Recovery Rates
	Silver (%)	94.7	79.3	90.2
	Lead (%)	94.9	89.7	93.4
	Zinc (%)	53.5	85.1	62.8

	Head Grades
	Silver (gram/tonne)	250	93	204
	Lead (%)	3.6	1.7	3.0
	Zinc (%)	0.8	2.5	1.3

Sales Data
	Metal Sales
	Silver (in thousands of ounces)	1,190	181	1,371
	Gold (in thousands of ounces)	0.9	-	0.9
	Lead (in thousands of pounds)	12,454	2,420	14,874
	Zinc (in thousands of pounds)	1,529	3,029	4,558

	Metal Sales
	Silver (in thousands of $)	15,962	1,956	17,918
	Gold (in thousands of $)	724	10	734
	Lead (in thousands of $)	8,652	1,729	10,381
	Zinc (in thousands of $)	937	2,076	3,013
	Other (in thousands of $)	-	174	174
		26,275	5,945	32,220
	Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.42	10.80	13.07
	Gold ($ per ounce)	843	822	843
	Lead ($ per pound)	0.73	0.71	0.72
	Zinc ($ per pound)	0.68	0.69	0.68

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.7% from lead concentrates and 21.6% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected higher smelter and refining charges, resulted in lower net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended June 30, 2016 (“Q1 Fiscal 2017”), on a consolidated basis, the Company mined 237,857 tonnes of ore, up 2% compared to 233,834 tonnes in the three months ended June 30, 2015 (“Q1 Fiscal 2016”). The increase in ore mined was mainly due to a 4% increase in the ore mined in the Ying Mining District as the production in the prior year quarter was affected by the termination of a mining contractor, offset by 4% decrease in the ore mined at the GC Mine. Correspondingly, ore milled increased by 2% to 231,334 tonnes of ore compared to 226,956 tonnes in Q1 Fiscal 2016.

(b) Metal Sales

In Q1 Fiscal 2017, the Company sold 1.6 million ounces of silver, 16.7 million pounds of lead, and 5.2 million pounds of zinc, compared to 1.4 million ounces of silver, 14.9 million pounds of lead, and 4.6 million pounds of zinc, respectively, in Q1 Fiscal 2016. The increase of metals sold was mainly due to, on a consolidated average basis, i) a 23%, 21%, and 22% increase in the head grades of silver, lead and zinc as mining dilution reduced; ii) a 4%, 2% and 8% increase in silver, lead, and zinc recovery rates; and iii) the increase of ore production output as discussed above.

The significant improvement in the head grades of silver, lead and zinc since the December quarter of 2015 can be attributed in part to an internal “Enterprise Blog” system in the management of Mine Production and Safety Information which the Company implemented from August 2015. The “Enterprise Blog” is an internet social media system that makes the distribution and flow of the work related knowledge and information easy and transparent for parties at different locations. In the system, for example, each of the mining stopes, development faces, or equipment is assigned a “blog” name. Daily results of onsite inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”. The results are listed in a structured data formatted in a “check list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access directly to the daily “blog” for each work place, for the first hand information. Meanwhile the “Enterprise Blog” system will also record if a management person has accessed the “blog” to read or comment on the daily results under his responsibility.

With the Enterprise Blog, information collection, distribution, retrieval, and monitoring has become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows throughout layers of the management structure. The responsible management person has the pressure, incentive, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. The benefits of the system are that team member collaboration becomes easy, KPI assessments are fair and timely, and each person is accountable for his work.

(c) Mining and Milling Costs

In Q1 Fiscal 2017, the consolidated total mining cost and cash mining cost were $68.70 and $47.24 per tonne, a decrease of 2% and 13% as compared to $69.81 and $54.39 per tonne, respectively, in Q1 Fiscal 2016. The decrease in cash mining cost is mainly due to i) a 3% saving on labor costs; ii) a 7% decrease in mining preparation tunnelling and drilling costs; and iii) an increase in ore mined resulting in lower per tonne costs.

The consolidated total milling cost and cash milling cost in Q1 Fiscal 2017 were $14.05 and $11.59 per tonne, a decrease of 13% and 16%, respectively, compared to $16.12 and $13.73 per tonne, respectively, in Q1 Fiscal 2016. The decrease in cash milling costs is mainly due to i) a 4% saving on labor costs; ii) a 3% reduction on utility costs; and iii) a 23% decrease in raw material and maintenance costs.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q1 Fiscal 2017

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

decreased by 13% to $61.65 from $71.01 in Q1 Fiscal 2016, while the consolidated per tonne total production costs decreased by 4% to $85.58 from $88.82 in Q1 Fiscal 2016.

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2017, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $3.11 and $0.08 compared to $4.71 and $1.39, respectively, in Q1 Fiscal 2016. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to lower per tonne cash production costs and more silver sold.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2017, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $7.06 compared to $10.94 in Q1 Fiscal 2016. The decrease is mainly due to i) a lower cash cost per ounce of silver, net of by-product credit as discussed above; ii) a $0.6 million decrease in corporate administrative expenditures; and iii) a $1.4 million decrease in sustaining capital expenditures.

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Ore Mined (tonne)	173,508	99,415	152,230	171,014	167,107
Ore Milled (tonne)	167,747	99,203	151,035	176,936	160,277
Head Grades
Silver (gram/tonne)	308	310	287	246	250
Lead (%)	4.4	4.0	4.1	3.8	3.6
Zinc (%)	1.1	0.9	0.8	0.7	0.8
Recoveries
Silver (%)	95.7	95.0	95.4	94.8	94.7
Lead (%)	96.4	96.3	96.6	95.0	94.9
Zinc (%)	48.4	57.6	50.2	55.1	53.5
Metal Sales
Silver (in thousands of ounce)	1,490	857	1,216	1,132	1,190
Gold (in thousands of ounce)	0.9	0.3	0.5	0.7	0.9
Lead (in thousands of pound)	14,861	7,379	12,107	11,529	12,454
Zinc (in thousands of pound)	1,820	999	1,168	1,459	1,529
Cash mining cost ($ per tonne)	52.33	54.63	55.63	62.15	56.65
Total mining cost ($ per tonne)	78.64	83.24	78.91	86.29	75.00
Cash milling cost ($ per tonne)	10.07	13.70	11.67	11.55	12.98
Total milling cost ($ per tonne)	12.25	17.38	14.15	13.70	15.40
Cash production cost ($ per tonne)	66.27	71.90	71.29	77.95	73.68

Cash cost per ounce of silver ($)	0.12	2.83	0.25	1.88	1.03
All-in sustaining cost per ounce of silver ($)	5.80	8.92	6.62	9.88	9.18

In Q1 Fiscal 2017, the total ore mined at the Ying Mining District was 173,508 tonnes, an increase of 4% compared to total ore production of 167,107 tonnes in Q1 Fiscal 2016. Silver, lead and zinc head grades improved by 23%, 23%, and 33%, respectively, to 308 grams per tonne (“g/t”) for silver, 4.4% for lead, and 1.1% for zinc from 250 g/t for silver, 3.6% for lead, and 0.8% for zinc, respectively, in Q1 Fiscal 2016, benefiting from ongoing dilution and operation improvement.

In Q1 Fiscal 2017, the Ying Mining District sold 1.5 million ounces of silver, 900 ounces of gold, 14.9 million pounds of lead, and 1.8 million pounds of zinc, compared to 1.2 million ounces of silver, 900

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

ounces of gold, 12.5 million pounds of lead, and 1.5 million pounds of zinc in Q1 Fiscal 2016. The increase in metals sold is mainly due to the improved head grades achieved and higher ore production in the quarter. As at June 30, 2016, Ying Mining District held 3,669 tonnes of silver-lead concentrate inventories, an increase of 464 tonnes, compared to the 3,205 tonnes of silver-lead concentrate inventories held as at March 31, 2016. The estimated metals contained in ending silver-lead concentrate were approximately 0.4 million ounces of silver and 3.8 million pounds of lead.

Total and cash mining costs per tonne were $78.64 and $52.33, respectively, compared to $75.00 and $56.65, respectively, in Q1 Fiscal 2016. The decrease in cash mining costs was mainly due to i) a 4% saving on labour costs; ii) a 7% decrease in mining preparation tunnelling and drilling expenditures; and iii) an increase in ore mined resulting lower per tonne costs.

In Q1 Fiscal 2017, total ore milled at the Ying Mining District was 167,747 tonnes, an increase of 5% compared to 160,277 tonnes in Q1 Fiscal 2016. Cash milling costs were $10.07 compared to $12.98 in Q1 Fiscal 2016, and the decrease was mainly due to i) a 6% saving on labor costs; ii) a 6% reduction on utility costs; and iii) a 37% decrease in raw material and maintenance costs.

Cash production cost per tonne of ore processed at the Ying Mining District was $66.27, a decrease of 10% compared to $73.68 in Q1 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was $0.12 compared to $1.03 in Q1 Fiscal 2016. The decrease was mainly due to a 10% increase in by-production credits and a 25% increase in silver sold.

All in sustaining costs, net of by-product credits, at the Ying Mining District in Q1 2017 was $5.80 per ounce of silver compared to $9.18 in Q1 Fiscal 2016, and the decrease was mainly due to lower cash production cost per ounce of silver, net of by-product credits as discussed above and approximately a $1.1 million decrease in sustaining capital expenditures.

In Q1 Fiscal 2017, approximately 16,498 meters (“m”) of underground diamond drilling (Q1 Fiscal 2016 – 16,366 m) and 4,836 m of preparation tunnelling (Q1 Fiscal 2016 – 5,996 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 16,685 m of horizontal tunnel, raise, and declines (Q1 Fiscal 2016 – 17,455 m) were completed and capitalized.

Total capitalized exploration and development expenditures in Q1 Fiscal 2017 for the Ying Mining District were $4.9 million compared to $6.1 million in Q1 Fiscal 2016. The Company also paid $1.3 million to renew the mining permit for TLP and LM mine and incurred approximately $0.5 million capital expenditures to construct a transportation tunnel and road in the current quarter. Total expenditures incurred to date to construct the transportation tunnel and road are approximately $6.6 million and the tunnel and road have been substantially completed.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

Commercial production at GC mine commenced on July 1, 2014. The operational results of GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
	30-June-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15
Ore Mined (tonne)	64,349	50,014	71,288	69,546	66,727
Ore Milled (tonne)	63,587	50,124	71,593	68,465	66,679
Head Grades
Silver (gram/tonne)	99	92	97	94	93
Lead (%)	1.5	2.0	1.9	1.6	1.7
Zinc (%)	2.9	2.7	2.6	2.4	2.5
Recovery Rates
Silver (%)	76.8	79.1	80.2	77.0	79.3
Lead (%)	86.9	84.9	88.3	89.5	89.7
Zinc (%)	85.8	82.6	81.2	82.7	85.1
Metal Sales
Silver (in thousands of ounce)	149	118	210	128	181
Lead (in thousands of pound)	1,860	1,970	3,021	1,632	2,420
Zinc (in thousands of pound)	3,407	2,576	3,525	3,172	3,029
Cash mining cost ($ per tonne)	33.50	26.24	38.22	36.49	48.74
Total mining cost ($ per tonne)	41.91	34.76	46.52	44.68	56.83
Cash milling cost ($ per tonne)	15.60	16.99	15.16	15.81	15.52
Total milling cost ($ per tonne)	18.81	20.67	17.30	18.05	17.83
Cash production cost ($ per tonne)	49.10	43.23	53.38	52.30	64.26

Cash cost per ounce of silver ($)	(0.28)	(2.24)	4.62	(1.69)	3.80
All-in sustaining cost per ounce of silver ($)	4.76	1.19	9.80	13.73	9.13

In Q1 Fiscal 2017, the Company mined 64,349 tonnes of ore at the GC Mine compared to 66,727 tonnes in Q1 Fiscal 2016. Head grades were 99 g/t for silver, 1.5% for lead and 2.9% for zinc, compared to 93 g/t for silver, 1.7% for lead and 2.5% for zinc in Q1 Fiscal 2016. The total mining cost and cash mining cost were $41.91 and $33.50, respectively, compared to $56.83 and $48.74 in Q1 Fiscal 2016. The decrease of cash mining costs was mainly because approximately 33% of ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior periods and the only cost involved was to ship the ore to the mill.

Total ore milled at the GC Mine in Q1 Fiscal 2017 was 63,587 tonnes compared to 66,679 tonnes in Q1 Fiscal 2016. The cash milling cost per tonne was $15.60, which is comparable to $15.52 in Q1 Fiscal 2016.

In Q1 Fiscal 2017, the GC Mine sold 0.1 million ounces of silver, 1.9 million pounds of lead, and 3.4 million pounds of zinc, compared to 0.2 million ounces of silver, 2.4 million pounds of lead, and 3.0 million pounds of zinc. Less silver and metal sold was mainly due to less ore milled and lower silver and lead recovery rates in the current quarter.

In Q1 Fiscal 2017, approximately 3,309 m of underground diamond drilling (Q1 Fiscal 2016 – 7,416 m) and 3,486 m of preparation tunnelling (Q1 Fiscal 2016 – 4,645 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 582 m of horizontal tunnel, raise, and declines (Q1 Fiscal 2016 – 155 m) were completed and capitalized.

Total capitalized exploration and development expenditures in Q1 Fiscal 2017 for the GC Mine were $0.2 million compared to $0.2 million in Q1 Fiscal 2016.

(iii) BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

capital upgrades to sustain its ongoing production and the market environment. The Company is reviewing alternatives for this project.

4.	First Quarter Fiscal Year 2017 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30,2016	Mar 31,2016	Dec 31,2015	Sep 30,2015
Sales	$$35,271	$$19,426	$$29,081	$$27,213
Gross Profit	15,744	$$6,193	$$9,538	8,828
Expenses and foreigh exchange	(6,203)	(7,189)	3,981	(4,770)
Other Items	(221)	(219)	(189)	451
Net (loss) income	6,520	(727)	3,916	2,979
Net (loss) income, attributable to the shareholders of the Company	4,674	(1,520)	3,326	2,234
Basic (loss) earnings per share	0.03	(0.01)	0.02	0.01
Diluted (loss) earnings per share	0.03	(0.01)	0.02	0.01
Cash dividend declared	-	-	-	-
Cash dividended declared per share (CAD)	-	-	-	-
	Jun 30,2015	Mar 31,2015	Dec 31, 2014	Sep 30,2014
Sales	$$32,220	$$20,269	$$40,247	$$37,333
Gross Profit	11,456	5,224	15,403	18,894
Expenses and foreigh exchange	(7,280)	(2,223)	(6,229)	(5,901)
Other Items	(151)	(92)	256	1,196
Net Income (Loss)	3,771	(130,070)	7,080	9,614
Net income (Loss), attributable to the shareholders of the Company	2,296	(118,549)	5,468	7,228
Basic earnings (loss) per share	0.01	(0.69)	0.03	0.04
Diluted earnings (loss) per share	0.01	(0.69)	0.03	0.04
Cash dividend declared	685	674	736	763
Cash dividended declared per share (CAD)	0.005	0.005	0.005	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q1 Fiscal 2017 was $4.7 million, or $0.03 per share compared to $2.3 million, or $0.01 per share in Q1 Fiscal 2016.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved head grades yielded higher silver, lead, zinc sales of 20%, 12% and 15%, respectively; (ii) a 4% decrease in total production costs per tonne of ore processed; offset by (iii) the decline of metals prices, as the realized selling price for silver, lead, and zinc decreased by 3%, 13% and 17%, respectively, compared to the same prior year quarter.

Sales in Q1 Fiscal 2017 were $35.3 million compared to $32.2 million in Q1 Fiscal 2016. Silver and gold sales represented $20.8 million and $0.9 million, respectively, while base metals represented $13.6 million of total sales in this quarter compared to silver, gold and base metals of $17.9 million, $0.7 million, and $13.6 million, respectively, in Q1 Fiscal 2016.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q1 Fiscal 2017, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2017	Q1 2016	Q1 2017	Q1 2016	Q1 2017	Q1 2016	Q1 2017	Q1 2016
Net realized selling prices	$12.71	$13.07	$969	$843	$0.63	$0.72	$0.57	$0.68
Add back: Value added taxes	2.16	2.22	-	-	0.11	0.12	0.10	0.12

Add back: Smelter charges and recovery	2.14	2.32	291	352	0.17	0.14	0.38	0.39
SME	$17.01	$17.61	$1,260	$1,195	$0.90	$0.98	$1.04	$1.19
LME	$16.78	$16.39	$1,260	$1,192	$0.78	$0.88	$0.87	$1.02

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cost of sales in Q1 Fiscal 2017 was $19.5 million compared to $20.8 million in Q1 Fiscal 2016. The cost of sales included $14.6 million (Q1 Fiscal 2016 - $16.2 million) cash costs and $5.0 million (Q1 Fiscal 2016 - $4.6 million) depreciation, amortization and depletion charges. The decrease of cash cost of sales was mainly due to a 13% decrease in cash production costs per tonne of ore processed. The total per tonne ore production cost was $85.58 in Q1 Fiscal 2017, a decrease of 4%, from $88.82 in Q1 Fiscal 2016.

Gross profit margin in Q1 Fiscal 2017 was 45% compared to 36% in Q1 Fiscal 2016. The improvement of gross profit margin was mainly due to the decrease of per tonne ore production costs. Ying Mining District’s gross profit margin was 49% compared to a 41% gross profit margin in the same prior year quarter, while GC Mine’s profit margin was 17% compared to a 9% gross profit margin in Q1 Fiscal 2016.

General and administrative (“G&A”) expenses in Q1 Fiscal 2017 were $4.4 million compared to $5.3 million in Q1 Fiscal 2016. Items included in general and administrative expenses in Q1 Fiscal 2017 are as follows:

(i)	Amortization and depreciation of $0.4 million (Q1 Fiscal 2016 - $0.4 million)

(ii)	Office and administrative expenses of $1.4 million (Q1 Fiscal 2016 - $2.0 million);

(iii)	Salaries and benefits of $1.6 million (Q1 Fiscal 2016 - $1.9 million);

(iv)	Stock based compensation expense of $0.2 million (Q1 Fiscal 2016 - $0.2 million); and

(v)	Professional fees of $0.7 million (Q1 Fiscal 2016 - $0.9 million).

Government fees and other taxes in Q1 Fiscal 2017 were $1.7 million (Q1 Fiscal 2016 - $1.3 million). Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government agencies. Other taxes were composed of surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range from 4% to 5% of the total sales.

Foreign exchange loss in Q1 Fiscal 2017 was $0.1 million compared to $0.6 million in Q1 Fiscal 2016. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q1 Fiscal 2017 was $264 compared to $7 in Q1 Fiscal 2016. The loss is related to the disposal of obsolete equipment.

Share of gain in an associate in Q1 Fiscal 2017 was $17 (Q1 Fiscal 2016 – loss of $78), representing the Company’s equity pickup in New Pacific Holdings Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment loss in Q1 Fiscal 2017 was $181 compared to $nil in Q1 Fiscal 2016. As at June 30, 2016, the Company wrote off its 13.4% ownership interest in the RZY project and recorded an impairment charge of $181 against its carrying value. The RZY project is an exploration stage silver-lead-zinc project located in Qinghai Province, China, but has been put on care and maintenance for a prolonged period since October 2013 and there was no formal plan on restoring the project.

Finance income in Q1 Fiscal 2017 was $431 compared to $277 in Q1 Fiscal 2016. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q1 Fiscal 2017 were $264 compared to $332 in Q1 Fiscal 2016. The finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the SGX mine right fee payable and the bank loan.

Income tax expense in Q1 Fiscal 2017 was $2.8 million compared to $255 in Q1 Fiscal 2016. The

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

income tax expense recorded in Q1 Fiscal 2017 included current income tax expense of $0.7 million (Q1 Fiscal 2016 – $219) and deferred income tax expense of $2.1 million (Q1 Fiscal 2016 – $37).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2016 were $73.4 million.

Working capital as at June 30, 2016 was $42.5 million.

Cash flows provided by operating activities were $20.2 million or $0.12 per share in Q1 Fiscal 2017 compared to $13.3 million or $0.08 per share in Q1 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities were $15.5 million, an increase of $6.5 million, compared to $9.0 million in Q1 Fiscal 2016 as a result of the improvement of operating earnings.

Cash flows used in investing activities were $11.8 million in Q1 Fiscal 2016, comprising mainly of cash used in capital expenditures of $7.4 million (Q1 Fiscal 2016 – $8.0 million), net purchases of short-term investments of $4.0 million (Q1 Fiscal 2016 – redemptions of $49), and reclamation deposit paid of $385 (Q1 Fiscal 2016 - $9) offset by proceeds on disposals of plant and equipment of $17 (Q1 Fiscal 2016 – $5).

Cash flows provided by financing activities in Q1 Fiscal 2017 were $0.2 million through the issuance of common shares arising from stock options exercised. In Q1 Fiscal 2016, $0.7 million cash was used in financing activities to distribute dividends to equity shareholders of the Company.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,418	$710	$3,177	$531
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2016, the Company has two office rental agreements totaling $4,418 for the next seven years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2016, the Company incurred rental expenses of $152 (three months ended June 30, 2015 - $190), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”).

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr. Mask has since filed an appeal with the Court of Appeal for Ontario. No provision has been established for these claims.

  On August 19, 2014 an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). To date, the Company has been unsuccessful in its attempts to have the case dismissed. The case is currently scheduled for a 40 day jury trial, commencing January 2017. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demand HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2016 and March 31, 2016 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,602	$-	$-	$49,602
Common shares of publicly traded companies	466	-	-	466
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Common shares of publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of June 30, 2016 and March 31, 2016, respectively.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		June 30, 2016
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$3,895	$5,687	$-	$9,582
Bank loan	4,518	-	-	4,518
Accounts payable and accrued liabilities	30,539	-	-	30,539
	$38,952	$5,687	$-	$44,639

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	June 30, 2016	March 31, 2016
Financial assets denominated in U.S. Dollars	$23,920	$24,968
Financial assets denominated in Chinese RMB	$47,795	$35,521

As at June 30, 2016, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the CAD would have increased (decreased) net income by approximately $0.1 million.

As at June 30, 2016, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.4 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, bank loan and outstanding mine right fee payable. As at June 30, 2016, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing prime interest rate in China. The outstanding bank loan is subject to a fixed interest rate of 4.35%. The Company monitors its exposure to interest rates and does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2016 is considered to be immaterial. There were no amounts in receivables which were past due at June 30, 2016 (at March 31, 2016 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2016, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.3 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	June 30, 2016	March 31, 2016
NUX (a)	$5	$13
Henan Non-ferrous Geology Bureau (b)	-	90
	$5	$103

Due to related parties	June 30, 2016	March 31, 2016
Parkside Management Ltd. (c)	$-	$179

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2016, the Company recovered $38 (three months ended June 30, 2015 - $50) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)	Parkside Management Limited is a private consulting services company controlled by a director of the Company. For the three months ended June 30, 2016 and 2015, the Company did not pay any

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

consulting fees to Parkside Management Ltd.. The $179 consulting fee accrued at March 31, 2016 was reversed during the period.

(d)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three months ended June 30, 2016, total rents were $63 (three months ended June 30, 2015 - $63).

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2016 and 2015: (a) Cash and Total Cost per Ounce of Silver The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals are incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three months ended June 30, 2016 and 2015:

Three months ended June 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,714	$3,813	$19,527
Amortization and depletion		(4,236)	(727)	(4,963)
Total cash cost	B	11,478	3,086	14,564
By-product sales
Gold		(872)	-	(872)
Lead		(9,381)	(1,112)	(10,493)
Zinc		(1,053)	(1,906)	(2,959)
Other		-	(110)	(110)
Total by-product sales	C	(11,306)	(3,128)	(14,434)
Silver ounces sold ('000s)	D	1,490	149	1,639
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$2.96	$4.60	$3.11
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$0.12	$(0.28)	$0.08

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.53)
Lead		(6.30)	(7.46)	(6.40)
Zinc		(0.71)	(12.79)	(1.81)
Other		-	(0.74)	(0.07)
Total by-product credits per ounce of silver		$(7.59)	$(20.99)	$(8.81)

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,333	$5,431	$20,764
Amortization and depletion		(3,799)	(755)	(4,554)
Total cash cost	B	11,534	4,676	16,210
By-product sales
Gold		(724)	(10)	(734)
Lead		(8,652)	(1,729)	(10,381)
Zinc		(937)	(2,076)	(3,013)
Other		-	(174)	(174)
Total by-product sales	C	(10,313)	(3,989)	(14,302)
Silver ounces sold ('000s)	D	1,190	181	1,371
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$4.22	$7.97	$4.71
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$1.03	$3.80	$1.39

By-product credits per ounce of silver
Gold		$(0.61)	$(0.06)	$(0.54)
Lead		(7.27)	(9.55)	(7.57)
Zinc		(0.79)	(11.47)	(2.20)
Other		-	(0.96)	(0.13)
Total by-product credits per ounce of silver		$(8.67)	$(22.04)	$(10.43)

(b) All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the three months ended June 30, 2016 and 2015:

		Ying Mining			Developing
Three month ended March 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,714	$-	$3,813	$-	$-	$19,527
Depreciation, amortization and depletion		(4,236)	-	(727)	-	-	(4,963)
By-products credits		(11,306)	-	(3,128)	-	-	(14,434)
Total cash cost, net of by-product credits		172	-	(42)	-	-	130
General & administrative		1,569	249	482	51	2,034	4,385
Amorization included in general & adminnistrative		(147)	(104)	(58)	-	(48)	(357)
Government fees and other taxes		1,567	-	111	1	16	1,695
Reclamation accretion		88	8	7	2	-	105
Sustaining capital		5,396	5	209	-	-	5,610
All-in sustaining cost, net of by-product credits	A	$8,645	$158	$709	$54	$2,002	$11,568
Non-sustaining expenditures		2,285	-	51	-	-	2,336
All-in cost, net of by-product credits	B	$10,930	$158	$760	$54	$2,002	$13,904
Ounces of silver sold	C	1,490	-	149	-	-	1,639
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$5.80	$-	$4.76	$-	$-	$7.06

All-in cost per ounce of silver, net of by-product credits	B/C	$7.34	$-	$5.10	$-	$-	$8.48

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three months ended June 30, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,333	$-	$5,431	$-	$-	$20,764
Depreciation, amortization and depletion		(3,799)	-	(755)	-	-	(4,554)
By-products credits		(10,313)	-	(3,989)	-	-	(14,302)
Total cash cost, net of by-product credits		1,221	-	687	-	-	1,908
General & administrative		2,087	313	503	80	2,361	5,344
Amorization included in general & adminnistrative		(169)	(116)	(59)	-	(79)	(423)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		1,201	1	130	-	17	1,349
Reclamation accretion		104	10	8	3	-	124
Sustaining capital		6,480	155	383	-	4	7,022
All-in sustaining cost, net of by-product credits	A	$10,924	$362	$1,652	$83	$1,981	$15,002
Non-sustaining expenditures		629	-	21	-	-	650
All-in cost, net of by-product credits	B	$11,553	$362	$1,673	$83	$1,981	$15,652
Ounces of silver sold	C	1,190	-	181	-	-	1,371
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.18	$-	$9.13	$-	$-	$10.94

All-in cost per ounce of silver, net of by-product credits	B/C	$9.71	$-	$9.24	$-	$-	$11.42

(c) Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three months ended June 30, 2016 and 2015:

Three months ended June 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,714	$3,813	$19,527
Metals revenue ( in thousands of US$)
Silver	B	19,366	1,471	20,837
Gold	C	872	-	872
Lead	D	9,381	1,112	10,493
Zinc	E	1,053	1,906	2,959
Other	F	-	110	110
	G	30,672	4,599	35,271
Metals sold
Silver (in thousands of ounces)	H	1,490	149	1,639
Gold (in thousands of ounces)	I	0.9	-	0.9
Lead (in thousands of pounds)	J	14,861	1,860	16,721
Zinc (in thousands of pounds)	K	1,820	3,407	5,227
Other (in thousands of pounds)	L	-	8,186	8,186
Average production cost ($/unit)
Silver	B/G*A/H	$6.66	$8.19	$7.04
Gold	C/G*A/I	$496	$-	$536
Lead	D/G*A/J	$0.32	$0.50	$0.35
Zinc	E/G*A/K	$0.30	$0.46	$0.31
Other	F/G*A/L	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,333	$5,431	$20,764
Metals revenue ( in thousands of US$)
Silver	B	15,962	1,956	17,918
Gold	C	724	10	734
Lead	D	8,652	1,729	10,381
Zinc	E	937	2,076	3,013
Other	F	-	174	174
	G	26,275	5,945	32,220
Metals sold
Silver (in thousands of ounces)	H	1,190	181	1,371
Gold (in thousands of ounces)	I	0.9	-	0.9
Lead (in thousands of pounds)	J	12,454	2,420	14,874
Zinc (in thousands of pounds)	K	1,529	3,029	4,558
Other (in thousands of pounds)	L	-	12,215	12,215
Average production cost ($/unit)
Silver	B/G*A/H	$7.83	$9.86	$8.42
Gold	C/G*A/I	$492	$751	$526
Lead	D/G*A/J	$0.42	$0.65	$0.45
Zinc	E/G*A/K	$0.40	$0.63	$0.43
Other	F/G*A/L	$-	$0.01	$0.01

(d) Per Tonne Production Costs

Three months ended June 30, 2016		Ying Mining
		District	GC	Consolidated
Cost of sales		$15,714	$3,813	$19,527
Less: stockpile and concentrate inventory - Beginning		(4,886)	(135)	(5,021)
Add: stockpile and concentrate inventory - Ending		5,253	211	5,464
Adjustment for foreign exchange movement		292	5	297
Total production costs		$16,373	$3,894	$20,267
Non-cash mining costs	A	4,564	541	5,105
Non-cash milling costs	B	366	204	570
Total non-cash production costs		$4,930	$745	$5,675
Cash mining costs	C	9,080	2,156	11,236
Shipping costs	D	674	-	674
Cash milling costs	E	1,689	992	2,681
Total cash production costs		$11,443	$3,148	$14,591
Ore mined ('000s)	F	173.51	64.349	237.86
Ore shipped ('000s)	G	174.20	64.349	238.55
Ore milled ('000s)	H	167.75	63.587	231.33
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.30	8.41	21.46
Non-cash milling costs ($/tonne)	J=B/H	2.18	3.21	2.46
Non-cash production costs ($/tonne)	K=I+J	$28.49	$11.62	$23.93
Cash mining costs ($/tonne)	L=C/F	52.33	33.50	47.24
Shipping costs ($/tonne)	M=D/G	3.87	-	2.82
Cash milling costs ($/tonne)	N=E/H	10.07	15.60	11.59
Cash production costs ($/tonne)	0=L+M+N	$66.27	$49.10	$61.65
Total production costs ($/tonne)	P=K+O	$94.76	$60.72	$85.58

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2015		Ying Mining
		District	GC	Consolidated
Cost of sales		$15,333	$5,431	$20,764
Add: stockpile and concentrate inventory - Beginning		(2,099)	(926)	(3,025)
Less: stockpile and concentrate inventory - Ending		2,904	486	3,390
Adjustment for foreign exchange movement		(459)	(10)	(469)
Total production costs		$15,679	$4,981	$20,660
Non-cash mining costs	A	3,066	540	3,606
Non-cash milling costs	B	388	154	542
Total non-cash production costs		$3,454	$694	$4,148
Cash mining costs	C	9,467	3,252	12,719
Shipping costs	D	677	-	677
Cash milling costs	E	2,081	1,035	3,116
Total cash production costs		$12,225	$4,287	$16,512
Ore mined ('000s)	F	167.107	66.727	233.834
Ore shipped ('000s)	G	167.107	66.727	233.834
Ore milled ('000s)	H	160.277	66.679	226.956
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	18.35	8.09	15.42
Non-cash milling costs ($/tonne)	J=B/H	2.42	2.31	2.39
Non-cash production costs ($/tonne)	K=I+J	$20.77	$10.40	$17.81
Cash mining costs ($/tonne)	L=C/F	56.65	48.74	54.39
Shipping costs ($/tonne)	M=D/G	4.05	-	2.89
Cash milling costs ($/tonne)	N=E/H	12.98	15.52	13.73
Cash production costs ($/tonne)	0=L+M+N	$73.68	$64.26	$71.01
Total production costs ($/tonne)	P=K+O	$94.45	$74.66	$88.82

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended June 30, 2016, as well as the audited consolidated financial statements as of and ended March 31, 2016.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	New Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2016.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,001,770 common shares with a recorded value of $231.2 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
162,500	7.27	11/24/2016
296,000	6.69	3/5/2017
141,000	6.53	6/17/2017
180,000	5.35	8/8/2017
184,000	5.40	12/3/2017
181,000	3.91	3/7/2018
185,000	3.25	6/2/2018
278,000	3.41	9/12/2018
145,500	2.98	1/21/2019
421,000	1.75	5/29/2019
267,400	1.76	10/14/2019
1,683,336	1.43	6/2/2020
3,752,750	0.66	12/30/2018
7,877,486

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2016. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2016, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel
David Kong, Director	Alex Zhang, Vice President, Exploration
Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 25